UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number....................3235-0058 Expires................September 30, 2015 Estimated average burden hours per response.......................2.50

SEC FILE NUMBER 001-33628

CUSIP NUMBER

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: June 30, 2015

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Energy XXI Ltd
Full Name of Registrant

N/A
Former Name if Applicable

Canon’s Court, 22 Victoria Street, PO Box HM 1179
Address of Principal Executive Office (Street and Number)

Hamilton HM EX, Bermuda
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On September 2, 2015, in connection with preparing its annual report on Form 10-K for the year ended June 30, 2015 (the “2015 Form 10-K”), management of Energy XXI Ltd (the “Company”) and the Audit Committee of its Board of Directors (the “Audit Committee”) determined that the contemporaneous formal documentation it had historically prepared to support its initial designations of derivative financial instruments as cash flow hedges in connection with the Company’s crude oil and natural gas hedging program did not meet the technical requirements to qualify for cash flow hedge accounting treatment in accordance with ASC Topic 815, Derivatives and Hedging. The primary reason for this determination was that the formal hedge documentation lacked specificity of the hedged items and, therefore, the designations failed to meet hedge documentation requirements for cash flow hedge accounting treatment. Consequently, unrealized gains or losses resulting from those derivative financial instruments should have been recorded in the Company’s consolidated statements of operations as a component of earnings. Under the cash flow accounting treatment previously applied by the Company, unrealized gains or losses resulting from changes in the fair value of its derivative financial instruments were recorded, net of the related tax impact, in accumulated other comprehensive income or loss, until the production month when the associated hedge contracts were settled at which time gains or losses associated with the settled contracts were reclassified to revenues.

The Audit Committee has concluded that the Company’s previously issued consolidated financial statements for the years ended June 30, 2014, 2013, 2012 and 2011 and for the quarters ended September 30, 2014 and 2013, December 31, 2014 and 2013, March 31, 2015 and 2014 and June 30, 2014 should no longer be relied upon, and determined that those financial statements will be restated. This restatement primarily reflects the recognition of unrealized gains and losses on derivative financial instruments previously included in accumulated other comprehensive income (loss) to gain (loss) on derivative financial instruments included in earnings and the reclassification of amounts associated with settled contracts previously included in oil and gas sales revenues to gain (loss) on derivative financial instruments as a result of not qualifying as for cash flow hedge accounting treatment described above.

The restatement also reflects resulting adjustments to net oil and natural gas properties, impairment of oil and natural gas properties and depreciation, depletion and amortization due to the previous inclusion of the value of the cash flow hedges in our full cost ceiling test, which is only permitted if the derivative instruments qualify for cash flow hedge accounting; and adjustments to deferred income taxes and income tax expense (benefit). While these non-cash adjustments impact revenues, net income (loss) and net income (loss) per common share for each period, as well as total stockholders’ equity, these adjustments do not impact the economics of the hedge transactions or net cash flows from operating, investing or financing activities, nor do they affect the Company’s liquidity or Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) for each such period.

The Company’s 2015 Form 10-K will include (1) a restated balance sheet as of June 30, 2014, (2) restated audited consolidated statements of operations, consolidated statements of cash flows, and consolidated statements of stockholders’ equity (deficit) for the years ended June 30, 2014 and 2013, (3) restated quarterly financial information for the quarters ended September 30, 2014 and 2013, December 31, 2014 and 2013, March 31, 2015 and 2014, and June 30, 2014, and (4) restated selected financial data for the years ended June 30, 2014, 2013, 2012, and 2011. The Company was unable to complete the 2015 Form 10-K in a timely manner due to the additional time and effort involved in restating these consolidated financials. The Company is working diligently to address the issue and anticipates that the 2015 Form 10-K will be filed on or before the fifteenth calendar day following its prescribed due date, although there can be no assurance in this regard.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Bruce W. Busmire	713	351-3033
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The primary financial statement items impacted by this restatement for and as of the years ended June 30, 2014 and 2013 and for and as of the quarters ended September 30, 2014 and 2013, December 31, 2014 and 2013, March 31, 2015 and 2014 and June 30, 2014 are as follows:

ENERGY XXI LTD

Restatement of Historical Statement of Operations Data

(In Thousands, except per share information)

(Unaudited)

	For the Year Ended		For the Quarter Ended
	June 30,		September 30,		December 31,		March 31,		June 30,
	2013	2014	2013	2014	2013	2014	2014	2015	2014
Revenues – Crude oil sales:
As previously reported	$1,080,982	$1,091,223	$289,229	$368,501	$262,230	$324,655	$249,955	$232,520	$289,809
Adjustments to revenues – crude oil sales	(13,295)	12,985	1,737	1,654	1,397	(44,947)	4,686	(54,915)	5,166
As restated	1,067,687	1,104,208	290,966	370,155	263,627	279,708	254,641	177,605	294,975

Revenues – natural gas sales:
As previously reported	127,863	139,502	35,363	34,730	34,586	33,100	35,228	27,672	34,325
Adjustments to revenues – natural gas sales	(15,110)	(3,619)	(2,779)	(169)	(3,448)	(1,299)	2,334	(660)	274
As restated	112,753	135,883	32,584	34,561	31,138	31,801	37,562	27,012	34,599

(Loss) gain on derivative financial instruments:
As previously reported	(1,756)	(5,704)	(1,441)	3,283	(5,722)	886	205	(1,932)	1,254
Adjustments to (loss) gain on derivative financial instruments	(19,752)	(81,264)	(28,962)	53,442	(15,229)	190,576	(7,554)	18,895	(29,519)
As restated	(21,508)	(86,968)	(30,403)	56,725	(20,951)	191,462	(7,349)	16,963	(28,265)

Total Revenues:
As previously reported	1,208,845	1,230,725	324,592	403,231	296,816	357,755	285,183	260,192	324,134
Adjustments to total revenues	(49,913)	(77,602)	(31,445)	58,210	(23,002)	145,216	(329)	(38,612)	(22,826)
As restated	1,158,932	1,153,123	293,147	461,441	273,814	502,971	284,854	221,580	301,308

Net Income (Loss):
As previously reported	162,081	59,111	43,139	(6,403)	10,495	(373,879)	7,292	(584,317)	(1,815)
Adjustments to net income (loss)	18,702	(40,987)	(17,857)	33,593	(8,567)	97,916	(974)	89,256	(13,589)
As restated	180,783	18,124	25,282	27,190	1,928	(275,963)	6,318	(495,061)	(15,404)

Earnings (Loss) per Share (Basic):
As previously reported	1.90	0.64	0.53	(0.10)	0.10	(4.01)	0.06	(6.22)	(0.06)
Adjustments to earnings (loss) per share (basic)	0.24	(0.55)	(0.23)	0.36	(0.11)	1.04	(0.01)	0.95	(0.18)
As restated	2.14	0.09	0.30	0.26	(0.01)	(2.97)	0.05	(5.27)	(0.24)

Earnings (Loss) per Share (Diluted):
As previously reported	1.86	0.64	0.51	(0.10)	0.10	(4.01)	0.06	(6.22)	(0.06)
Adjustments to earnings (loss) per share (diluted)	0.08	(0.55)	(0.24)	0.34	(0.11)	1.04	(0.01)	0.95	(0.18)
As restated	1.94	0.09	0.27	0.24	(0.01)	(2.97)	0.05	(5.27)	(0.24)

ENERGY XXI LTD

Restatement of Historical Balance Sheet Data

(In Thousands)

(Unaudited)

	As Of
	June 30,		September 30,		December 31,		March 31,
	2013	2014	2013	2014	2013	2014	2014	2015
Oil and natural gas properties:
As previously reported	$3,289,505	$6,524,602	$3,399,831	$6,637,292	$3,523,881	$6,642,565	$3,625,788	$5,772,316
Adjustments to oil and natural gas properties	(106,631)	(97,339)	(104,075)	(95,213)	(101,717)	(93,035)	(99,526)	79,517
As restated	3,182,874	6,427,263	3,295,756	6,542,079	3,422,164	6,549,530	3,526,262	5,851,833

Total Assets:
As previously reported	3,611,711	7,436,778	3,743,584	7,496,583	4,161,708	7,224,043	4,181,116	6,755,826
Adjustments to total assets	(106,631)	(95,281)	(104,075)	(95,213)	(101,717)	(93,035)	(99,526)	79,517
As restated	3,505,080	7,341,497	3,639,509	7,401,370	4,059,991	7,131,008	4,081,590	6,835,343

Accumulated earnings (deficit):
As previously reported	(29,352)	(19,626)	1,818	(40,165)	739	(428,200)	(3,281)	(1,016,322)
Adjustments to accumulated earnings (deficit)	(42,759)	(83,745)	(60,615)	(50,152)	(69,182)	47,764	(70,156)	137,021
As restated	(72,111)	(103,371)	(58,797)	(90,317)	(68,443)	(380,436)	(73,437)	(879,301)

Accumulated other comprehensive (loss) income:
As previously reported	26,552	(20,475)	6,844	15,278	(4,456)	109,126	(4,794)	85,361
Adjustments to accumulated other comprehensive (loss) income	(26,552)	20,475	(6,844)	(15,278)	4,456	(109,126)	4,794	(85,361)
As restated	–	–	–	–	–	–	–	–

Total Stockholders’ Equity:
As previously reported	1,437,246	1,797,830	1,434,295	1,817,040	1,366,188	1,523,550	1,332,765	912,430
Adjustments to total stockholders’ equity	(69,311)	(63,270)	(67,459)	(65,430)	(64,726)	(61,362)	(65,362)	51,660
As restated	1,367,935	1,734,560	1,366,836	1,751,610	1,301,462	1,462,188	1,267,403	964,090

Cautionary Note to Investors Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include, among other things, the statement that the Company expects to file its 2015 Form 10-K on or before the fifteenth calendar day following its prescribed due date and the Company’s estimates of the impact the loss of hedge accounting treatment on certain of its derivatives will have on the financial statements described above. There can be no assurance that the Company will be able to file its 2015 Form 10-K within that time period or that such estimates will not change. Forward-looking statements are subject to a number of uncertainties and risks, and actual results may differ materially from those projected. Factors that could affect the Company's actual results include unanticipated delays in the conclusion of the Company’s 2015 integrated audit and the effects of other various risk factors and uncertainties disclosed in the Company’s filings with the Securities and Exchange Commission, especially on Forms 10- K, 10-Q and 8-K. Such forward-looking statements are made only as of the date of this Notification of Late Filing on Form 12b-25, and the Company does not undertake any obligation to update any forward-looking statement to reflect subsequent events or circumstances except to the extent required by applicable law.

Energy XXI Ltd (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 14, 2015	By:	/s/ Bruce W. Busmire
Bruce W. Busmire
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).